Exhibit 99.2

RiT Technologies Promotes Motti Hania to President and Chief Executive Officer
Deputy CEO to Replace Dr. Vadim Leiderman in Leadership Role

Tel Aviv, Israel, - January 21, 2014 – RiT Technologies Ltd. (NASDAQ: RITT), a provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution, today announced that its Board of Directors has promoted Motti Hania to President and Chief Executive Officer, effective immediately.  Current President and CEO, Dr. Vadim Leiderman, has resigned to pursue other opportunities.  Dr. Leiderman is expected to continue to serve in a non-executive, advisory role to assist with the transition through mid May 2014.

“The Board of Directors unanimously approved the appointment of Motti Hania and expand his responsibilities with RiT as President and Chief Executive Officer.  As an insider who was integral in helping RiT develop its current strategy, we have tremendous confidence in Motti’s ability to lead the Company and help drive shareholder value through superior execution," said Sergey Anisimov, Chairman of Rit Technologies’ Board of Directors.  “In addition, I would also like to take this opportunity to recognize Vadim Leiderman for his contribution to RiT and to thank him for his dedication to the Company.  On behalf of the Board, we wish him the very best in his future endeavors.”

Mr. Hania, age 54, has served as Deputy CEO of RiT Technologies since joining the Company in April 2012.  Prior to joining RiT, Mr. Hania held senior leadership positions with several high-tech companies, including VP Special Projects & Operations, Star Defense Systems Ltd.  He was also a co-founder and CEO of BNM Technologies Ltd., which was partially acquired by Starling Advanced Communication Systems Ltd. Prior to his career in the high-tech industry, Mr. Hania completed a 30-year career as a high-ranking operational officer in the Israeli Air Force (Colonel Ret.). Mr. Hania holds an executive MBA degree from Tel-Aviv University Business School.

Mr. Hania added, “Having been intimately involved in establishing our market strategy, I look forward to working closely with the team to help RiT achieve its strategic goals.  I am extremely confident in the Company’s ability to further grow our core network infrastructure business and to successfully roll out Beamcaster, our proprietary optical wireless network solution.”

About RiT Technologies

RiT Technologies (NASDAQ: RITT) is a leading provider of IIM solutions and a developer of an innovative indoor optical wireless technology solution. Our IIM products provide and enhance security and network utilization for data centers, communication rooms and work space environments. They help companies plan and provision, monitor and troubleshoot their communications networks, maximizing utilization, reliability and physical security of the network while minimizing unplanned downtime. Our IIM solutions are deployed around the world, in a broad range of organizations, including data centers in the private sector, government agencies, financial institutions, airport authorities, healthcare and education institutions. Our Beamcaster product is the first of our indoor optical wireless technology solutions. It is designed to help customers streamline deployment, reduce infrastructure design, installation and maintenance complexity and enhance security in a cost effective way

For more information, please visit our website: www.rittech.com.

Forward-Looking Statements

In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words "believe," "anticipate," "expect," "plan," "intend," "estimate", "forecast", "target", "could" and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading "Risk Factors" in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC.  These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel.  We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

For more information, please contact:

Elan Yaish, CFO
+972-77-270-7210
elan.yaish@rittech.com

or

KCSA Strategic Communication
Jeffrey Goldberger/Rob Fink
212-896-1249/212-896-1206
jgoldberger@kcsa.com / rfink@kcsa.com